SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 1, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 1, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 1 October 2013

Update on leadership changes at ING

ING announced today that, as proposed in February 2013 and approved by the Annual General Meeting in May 2013, Ralph Hamers has succeeded Jan Hommen as CEO of ING Group. “It is an honour to follow in the footsteps of Jan, who has shown great determination and personal commitment in the most testing times for ING. On behalf of all at ING, I want to thank him again for leaving us with a stronger, simpler and more customer focused company. It is now up to us to take ING into the next phase—for the bank as well as for our insurance and investment management businesses,” Ralph Hamers said.

As the European Insurance and Investment Management businesses continue to work towards a stand-alone future with the aim of being ready for a base case Initial Public Offering (IPO) in 2014, the governance of ING Insurance has been adapted as of today. Lard Friese has been appointed vice-chairman of ING Insurance. In this new role he is responsible for business strategy, performance and day-to-day operations of ING Insurance. As vice-chairman of ING Insurance, Lard Friese will report to Ralph Hamers who as CEO of ING Group is also chairman of the Management Board Insurance.

Lard Friese currently is member of the Management Board Insurance EurAsia and in that role responsible for the European Insurance and Investment Management businesses. Delfin Rueda, Doug Caldwell and Dorothee van Vredenburch, also members of the Management Board Insurance EurAsia, have also been appointed to the Management Board Insurance in their respective roles, reporting to Lard Friese. The governance changes have become effective as of today.

“These appointments are an important and logical step in the preparations for a successful IPO. I am confident that in this period of change, Lard, with his longstanding expertise in the international insurance industry, will lead this business forward,” Ralph Hamers said. “The strong executive team is determined to continue to build an agile organisation that is able to drive change and performance while keeping our customers as the highest priority.”

As announced earlier, in order to expedite the IPO process, ING U.S. has been transferred out of ING Insurance to ING Group per 30 September 2013, clearing the way to use ING Insurance (ING Verzekeringen N.V.) as the IPO entity.

Following the leadership changes, the composition of the Executive Board, the Management Board Banking and the Management Board Insurance will be as follows:

Executive Board • Ralph Hamers, Chief Executive Officer • Patrick Flynn, Chief Financial Officer • Wilfred Nagel, Chief Risk Officer

Management Board Banking

•    Ralph Hamers, CEO

•    Koos Timmermans, vice-chairman

•    Patrick Flynn, CFO

•    Wilfred Nagel, CRO

•    William Connelly, CEO Commercial Banking

•    Eli Leenaars, CEO Retail Banking Direct and International

•    Hans van der Noordaa, CEO Retail Banking Benelux

Management Board Insurance

•    Ralph Hamers, CEO

•    Lard Friese, vice-chairman

•    Patrick Flynn, CFO

•    Wilfred Nagel, CRO

•    Delfin Rueda, CFO Insurance

•    Doug Caldwell, CRO Insurance

•    Dorothee van Vredenburch, corporate development, HR, communications

Additional Information

In a special edition of ing.world, ING’s quarterly online magazine, Ralph Hamers discusses customers, trust, innovation, courage and more in a video interview. The edition, released today, also highlights Jan Hommen’s years as CEO and can be found at ingworld.ing.com.

Editors can visit the media kit at ing.com for pictures of ING’s board members that are free to use. Footage (B-roll) of ING head offices and branches can be downloaded via videobankonline.com, or requested by emailing info@videobankonline.com.

Press enquiries ING Group Raymond Vermeulen +31 20 576 6369 Raymond.Vermeulen@ing.com	Investor enquiries ING Group Investor Relations +31 20 576 6396 Investor.relations@ing.com

Press enquiries ING Insurance

Ingeborg Klunder

+31 20 576 6371

Ingeborg.Klunder@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: October 1, 2013